Filed by Conagra Brands, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Pinnacle Foods Inc.
Commission File No.: 001-35844
June 27, 2018

EMPLOYEE Q&A

1.	What was announced today?

•	Today we announced that we have entered into a definitive agreement to acquire Pinnacle Foods. This is great news for Conagra Brands.

•	The combined company will have a portfolio of leading, iconic brands within attractive categories such as frozen foods, snacks and health and wellness, creating new opportunities to partner with customers to meet consumer demand.

2.	Who is Pinnacle Foods?

•	Pinnacle is a leading manufacturer, marketer and distributor of high-quality branded food products.

•	Pinnacle’s highly competitive portfolio of frozen, refrigerated and shelf-stable products includes well-known brands such as Birds Eye, Duncan Hines, Earth Balance, EVOL, Gardein, Glutino, Hungry-Man, Log Cabin, Udi’s, Vlasic, and Wish-Bone, along with many others.

•	In addition to its lineup of iconic brands, Pinnacle shares our passion for developing innovative products, as well as our focus on maintaining a lean and efficient operating structure and close ties with customers.

3.	Why did we decide to enter into the agreement to acquire Pinnacle?

•	As you know, M&A has been a part of our strategy over the past three years. We’ve completed several modernizing, bolt-on acquisitions. But we’ve always said that we would be open to a more transformational, synergistic acquisition.

•	The acquisition of Pinnacle will be a transformational synergistic acquisition for Conagra Brands. The addition of Pinnacle’s leading brands in the attractive frozen food and snacks categories, paired with its compelling presence in health and wellness, will create a tremendous opportunity to leverage our proven innovation approach, brand-building capabilities, and strong customer relationships to drive consumption trends throughout the combined portfolio.

4.	What’s a synergistic acquisition? How is this different than the other modernizing acquisitions we’ve done before?

•	As you know, we have made multiple modernizing acquisitions – including Frontera, Angie’s BOOMCHICKAPOP, Sandwich Bros. and Thanasi. Modernizing acquisitions help bring contemporary products and attributes to our portfolio and tend to be smaller.

•	Today’s acquisition is our first synergistic acquisition as Conagra Brands. Synergistic acquisitions tend be larger, and provide more opportunities to unlock efficiency for the benefit of customers and consumers.

•	Importantly, synergistic acquisitions can also take longer to complete. The acquisition of Pinnacle Foods is expected to close by the end of calendar year 2018 and there is a lot of work to be done between now and then.

5.	What does today’s news mean for current Conagra Brands employees?

•	This is good news for our employees – as a result of this transaction, you will have the opportunity to be a part of a larger organization with an even stronger, growing portfolio of iconic brands.

•	This transaction is being made possible because of everyone’s tireless efforts to transform Conagra Brands into a pure-play, branded food company with a solid platform for future growth.

•	Thanks to your hard work, we are well-positioned to accelerate the next wave of change with the addition of Pinnacle.

•	It is important to note that this announcement is just the first step in the process, and we will continue to operate as independent companies until the transaction closes, which we expect will occur by the end of calendar year 2018.

•	There will be a lot of work in the months ahead, led by integration planning teams with leaders from both companies, to figure out how best to bring our two companies together.

•	We are committed to updating employees as new information becomes available.

6.	Will our headquarters remain in Chicago? Will Sean Connolly remain CEO? Will there be changes to our organization?

•	Yes, Conagra Brands’ headquarters will remain in Chicago and we will retain our home office in Omaha.

•	Yes, Sean Connolly will remain CEO.

•	It is important to keep in mind that this is good news. This transaction allows us to add talent from Pinnacle and build the best team possible.

•	This announcement is just the first step in the process, and we will continue to operate as independent companies until the transaction closes, which we expect will occur by the end of calendar year 2018.

•	There will be a lot of work in the months ahead, led by integration planning teams with leaders from both companies, to figure out how best to bring our two companies together.

•	We are committed to updating employees as new information becomes available.

7.	What will happen to Pinnacle’s Parsippany headquarters, and Cherry Hill Boulder locations?

•	This announcement is just the first step in the process, and we will continue to operate as independent companies until the transaction closes, which we expect will occur by the end of calendar year 2018.

•	There will be a lot of work in the months ahead, led by integration planning teams with leaders from both companies, to figure out how best to bring our two companies together.

8.	When do you expect the transaction to close?

•	We expect the transaction to close by the end of calendar 2018, subject to the approval of Pinnacle shareholders, regulatory approvals and other customary closing conditions.

9.	What happens between now and closing?

•	Keep in mind that today’s announcement is just the first step in the process. The transaction is subject to the approval of Pinnacle shareholders, regulatory approvals and other customary closing conditions.

•	Until we close the transaction, which is expected by the end of calendar 2018, Conagra Brands and Pinnacle will continue to operate as independent companies and it is business as usual.

•	In the meantime, we will form an integration team with members from both companies to prepare for a smooth integration.

•	We are committed to updating employees as new information becomes available.

10.	Will there be any changes to my compensation, benefits, 401K, etc.?

•	It is business as usual.

11.	Will there be any changes with external relationships with vendors, suppliers, distributors, etc.?

•	It is business as usual. You should continue to operate under our existing contracts with all vendors, suppliers, distributors, etc., and uphold our commitment to providing our customers with the highest level of service and quality products.

12.	What should I be telling customers?

•	We have sent a letter that includes answers to some expected questions to our customers.

•	Consistent with the information we’ve shared with customers, you should reinforce that we are very excited about this transaction and are confident that customers will benefit – after the transaction closes – from access to an expanded portfolio of growing, iconic brands.

•	It is important to note that this announcement is just the first step in the process, and we will continue to operate as independent companies until the close of the transaction.

•	During this time, it is business as usual at Conagra Brands, and meeting the needs of customers remains a top priority.

13.	What should I do if I am contacted by the media or other third parties?

•	Please refrain from making any comments to the media or other third parties.

•	Any inquiries you receive should be forwarded on to Mike Cummins on the communications team at Michael.Cummins@conagra.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains forward-looking statements within the meaning of the federal securities laws about Conagra Brands Inc. (“Conagra Brands”) and the proposed transaction (the “proposed transaction”) with Pinnacle Foods Inc. (“Pinnacle”). These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this communication should understand that these statements are not guarantees of performance or results. Many factors could affect actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this communication. These risks and uncertainties include, among other things: the failure to obtain Pinnacle stockholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; the ability and timing to obtain required regulatory approvals and satisfy other closing conditions for the pending divestiture of our Del Monte processed fruit and vegetable business in Canada; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S. tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; and other risks described in our reports filed from time to time with the Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance on any forward-looking statements included in this communication, which speak only as of the date of this communication. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Conagra Brands will file a registration statement on Form S-4 with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Pinnacle. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Conagra Brands at its website, www.conagrabrands.com, or by contacting Conagra Brands Investor Relations at (312) 549-5002.

Participants in Solicitation

Conagra Brands and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Patriot’s participants is set forth in the proxy statement, filed August 11, 2017, for Conagra Brands’ 2017 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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